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                        CELL ROBOTICS INTERNATIONAL, INC.
           2715 Broadbent Parkway, N.E., Albuquerque, New Mexico 87107



                                February 5, 2003



VIA EDGAR AND FACSIMILE
-----------------------

Mr. Thomas A. Jones
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549-0306

         RE:      Cell Robotics International, Inc.

Dear Mr. Jones:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Cell Robotics International, Inc., a Colorado corporation (the "Company"), hereby applies for withdrawal of the following Registration Statements (each a "Registration Statement" and collectively, the "Registration Statements"):

         (1) Post-Effective Amendment on Form S-3 to Form SB-2 (File No. 333-40895), which was filed with the Securities and Exchange Commission (the "Commission") on February 16, 1999;

         (2) Post-Effective Amendment on Form S-3 to Form SB-2 (File No. 333-40895), which was filed with Commission on July 7, 1999;

         (3) Post-Effective Amendment on Form S-3 to Form SB-2 (File No. 333-40895), which was filed with the Commission on May 12, 2000;

         (4) Post-Effective Amendment on Form SB-2 (File No. 333-40920), which was filed with the Commission on April 30, 2001;

         (5) Post-Effective Amendment on Form SB-2 (File No. 333-40920), which was filed with the Commission on August 1, 2001; and

         (6) Post-Effective Amendment on Form SB-2 (File No. 333-40920), which was filed with the Commission on December 14, 2001.

The Company hereby requests an order consenting to the withdrawal of the Registration Statements be entered by the Commission as soon as practicable. Each Registration Statement has been on file with the Commission for over one year; however, no Registration Statement has been declared effective by the Commission. Additionally, the Company has not requested that any Registration Statement be declared effective by the Commission. No securities included in the Registration Statements have been or will be sold.

Thank you for your assistance. If you have any questions, please contact the Company's outside counsel, Crews Lott of Baker & McKenzie, at (214) 978-3000.

                                          Very truly yours,

                                          CELL ROBOTICS INTERNATIONAL, INC.


                                          By: /s/ Paul C Johnson
                                              ----------------------------
                                          Name: Paul C Johnson
                                          Title:  Chief Operating Officer